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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                       BOSTON CELTICS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                       BOSTON CELTICS LIMITED PARTNERSHIP
                       (Name of Person Filing Statement)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                   100577105
                     (CUSIP Number of Class of Securities)

                                 Paul E. Gaston
                     Chief Executive Officer and President
                                 BCLP GP, Inc.
                              151 Merrimac Street
                                Boston, MA 02114
                                 (617) 523-6050
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies To:

       Jeffrey L. Holden, Esq.                     John F. Olson, Esq.
    1155 Connecticut Avenue, N.W.              Gibson, Dunn & Crutcher LLP
       Washington, D.C. 20036              1050 Connecticut Ave., N.W., Suite
           (202) 429-6585                                  900
                                                 Washington, D.C. 20036
                                                     (202) 955-8500

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Item 1. Security and Subject Company

  The name of the subject entity is Boston Celtics Limited Partnership, a Delaware limited partnership ("BCLP"), which has its principal executive offices at 151 Merrimac Street, Boston, Massachusetts 02114. The class of equity securities to which this statement relates is BCLP's limited partnership units (the "Units").

Item 2. Tender Offer of the Bidder

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the offer (the "Offer") by Castle Creek Partners, L.P. ("Castle Creek") to purchase up to 430,000 Units at a price of $17.00 per Unit, net to the tendering Unitholder in cash, upon and subject to the terms set forth in the Offer to Purchase, dated as of January 13, 1999, and the related Letter of Transmittal. The Offer is disclosed in Castle Creek's
Schedule 14D-1, dated January 13, 1999. Castle Creek's principal executive offices are located at 151 Merrimac Street, Boston, Massachusetts 02114.

Item 3. Identity and Background

  (a) The name and address of BCLP, which is the person filing this Statement, is set forth in Item 1 of this Statement.

  (b) There is an actual and potential conflict of interest between BCLP and Castle Creek, Castle Creek Partners GP, Inc. (Castle Creek's general partner ("Castle Creek GP")) and Castle Creek GP's executive officers and directors. As set forth in more detail below, the general partners of BCLP and Castle Creek are affiliates and have common directors and executive officers. Because of this conflict of interest, the background of which is described below, BCLP is unable to take a position with respect to the Offer.

  BCLP was organized in connection with the reorganization (the "Reorganization") of Boston Celtics Limited Partnership II (formerly known as "Boston Celtics Limited Partnership") ("BCLP II"). BCLP II was organized as a Delaware limited partnership on December 4, 1986 to acquire, own and operate the Boston Celtics professional basketball team of the National Basketball Association (the "Team"). Shortly thereafter, BCLP II completed an initial public offering of BCLP II Units.

  Prior to the Reorganization, BCLP II held investments and, through Celtics Limited Partnership ("CLP"), its 99% subsidiary limited partnership, owned and operated the Team. In the Reorganization, BCLP II Unitholders were given an option of receiving a distribution of one limited partnership interest in Castle Creek for each 100 BCLP II units, or, alternatively, receiving a distribution of subordinated debentures, cash and Units of BCLP. Holders of 51.68719% of BCLP II units elected to receive Castle Creek interests and holders of 48.31281% of BCLP II units elected to receive subordinated debentures, cash and Units of BCLP (the "Proportionate Election"). Effective with the completion of the Reorganization on June 30, 1998, the pre-Reorganization net assets of BCLP II, subject to certain adjustments, were owned by Castle Creek and by BCLP, either directly or through their subsidiaries, in exact proportion to the Proportionate Election.

  BCLP currently owns a 99% limited partnership interest in BCLP II. BCLP II in turn owns a 99% limited partnership interest in CLP, which owns 99.999% of the partnership interests of Celtics Pride, G.P. ("Celtics Pride"), which in turn owns a 48.31233% limited partnership interest in Celtics Basketball Holdings, L.P. ("Celtics Basketball Holdings"). Celtics Basketball Holdings owns a 99.999% limited partnership interest in Celtics Basketball, L.P. ("Celtics Basketball"), which in turn owns and operates the Team. The 1% general partnership interest of BCLP is held by BCLP GP, Inc., a Delaware corporation that is wholly owned and controlled by Paul E. Gaston. All of the general partner interests in CLP, Celtics Basketball Holdings and Celtics Basketball are held by Boston Celtics Corporation, a Delaware corporation that is wholly owned and controlled by Paul E. Gaston and his affiliates. Castle Creek owns the 51.68667% limited partnership interest in Celtics Basketball Holdings, L.P. that is not owned by Celtics Pride, G.P.


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  Castle Creek and BCLP are under common control. The directors and executive officers of Castle Creek GP (Paul E. Gaston, Don F. Gaston, Paula B. Gaston and Richard G. Pond) are also directors and executive officers of BCLP GP, Inc., BCLP's general partner. BCLP GP, Inc. is wholly owned by Paul E. Gaston, and Castle Creek GP is a wholly owned subsidiary of Celtics, Inc., which is a Delaware corporation whose sole stockholder is Walcott Partners, L.P. ("Walcott"), an affiliate of Paul Gaston. In addition, Castle Creek indirectly owns a majority interest in the Team, while BCLP indirectly owns a minority interest in the Team.

  If Castle Creek purchases 430,000 Units pursuant to the Offer, Castle Creek will own greater than 20% of the outstanding Units. This will enable Castle Creek to prevent BCLP's Unitholders from approving any matter that, pursuant to BCLP's Amended and Restated Agreement of Limited Partnership, requires a vote of at least 80% of the outstanding Units for approval.

  Section 14.2 of BCLP's Amended and Restated Agreement of Limited Partnership provides that a general partner of BCLP may be removed as general partner with or without "Cause" (as defined therein) upon a vote of at least 80% of the aggregate number of outstanding Units (provided that a general partner may be removed as general partner for "Cause" upon a vote of more than 50% of the aggregate number of outstanding Units). Accordingly, if Castle Creek purchases 430,000 Units pursuant to the Offer, Castle Creek will be able to prevent the removal of BCLP GP, Inc. (which is under common control with Castle Creek GP) as BCLP's general partner unless "Cause" for BCLP GP, Inc.'s removal is established.

  In addition, BCLP's Amended and Restated Agreement of Limited Partnership provides that BCLP's general partner may not, without approval of at least 80% of the aggregate number of outstanding Units, cause BCLP to (i) merge or consolidate with any other limited partnership or other entity, unless BCLP is the surviving entity; (ii) sell all or substantially all of BCLP's assets; or
(iii) transfer the general partner interest to a person or entity that is not an affiliate of the general partner.

Item 4. The Solicitation or Recommendation

  (a)-(b) Because of the conflict of interest described in Item 3 of this Statement, BCLP is unable to take a position, and makes no recommendation, with respect to the Offer.

Item 5. Persons Retained, Employed or to be Compensated

  BCLP has not employed, retained or compensated any person to make solicitations or recommendations to Unitholders on its behalf with regard to the Offer.

Item 6. Recent Transactions and Intent With Respect to Securities

  (a) Castle Creek has informed BCLP that it has effected the following transactions during the past 60 days: on December 30, 1998, Castle Creek purchased 100 Units on the New York Stock Exchange at a price of $11.0625 per Unit; on January 6, 1999, Castle Creek purchased 58,800 Units on the New York Stock Exchange at various prices ranging from $13.625 to $14.625; on January 7, 1999, Castle Creek purchased 47,700 Units on the New York Stock Exchange at various prices ranging from $13.875 to $14.75; and on January 8, 1999, Castle Creek purchased 15,200 Units on the New York Stock Exchange at various prices ranging from $14.75 to $15.00. No other transactions in the Units have been effected in the past 60 days by BCLP or by any executive officer, director, affiliate or subsidiary of BCLP.

  (b) To BCLP's knowledge, its executive officers, directors, affiliates and subsidiaries do not intend to sell any Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company

  (a) No negotiation is being undertaken or is under way by BCLP in response to the Offer that relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving BCLP or any

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subsidiary of BCLP; (2) a purchase, sale or transfer of a material amount of assets by BCLP or any subsidiary of BCLP; (3) a tender offer for or other acquisition of securities by or of BCLP; or (4) any material change in the present capitalization or distribution policy of BCLP.

  (b) There have been no transactions, board resolutions, agreements in principle or signed contracts that relate to or result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

Item 8. Additional Information to be Furnished

  Not applicable.

Item 9. Material to be filed as Exhibits

  Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1999

                                          Boston Celtics Limited Partnership

                                          By: BCLP GP, Inc.
                                          Its: General Partner

                                          /s/ Richard G. Pond
                                          _____________________________________
                                          By: Richard G. Pond
                                          Its: Executive Vice President

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